Exhibit 99.1

Alimentation Couche-Tard and Canopy Growth to Support Cannabis Retail in London, Ontario

LAVAL, QC and SMITHS FALLS, ON, Feb. 21, 2019 /CNW/ - Alimentation Couche-Tard Inc. ("Alimentation Couche-Tard") (TSX: ATD.A) (TSX: ATD.B) has entered into a multi-year agreement with Canopy Growth Corporation ("Canopy Growth") (TSX: WEED) (NYSE: CGC).

Subsequent to this newly formed strategic partnership, and pending the results of a public-consultation process, Couche-Tard is excited to announce it has entered into a trademark license agreement with one of the winners of the Alcohol and Gaming Commission of Ontario's (the "AGCO") Expression of Interest Application Lottery, who will operate a "Tweed" branded retail store in London, Ontario once the process is complete. The lottery winner will have full ownership and control over the London store.

Through this partnership, Alimentation Couche-Tard is aiming to lean on Canopy Growth's cannabis expertise and leverage its experience with other age-restricted products to focus on the safe, responsible and lawful sale of cannabis, consistent with the legislation enacted by the federal and provincial governments. As two Canadian-made and globally-positioned companies, the London location will serve as an important entry to market that could lead to future international opportunities.

"Alimentation Couche-Tard is excited about taking a leadership role in the development of cannabis retailing excellence in this major Canadian market. We believe the Ontario Cannabis Store and private retailers will co-exist under a tightly regulated framework with common goals to protect public health and safety," added Brian Hannasch.

TWEED RETAIL-BRAND: EDUCATION CENTRIC

Canopy Growth's Tweed brand, with brick and mortar locations currently in Saskatchewan, Manitoba, and Newfoundland and Labrador, is widely known across Canada as a trusted cannabis source with a deep understanding of how to best educate consumers on each of their unique cannabis needs. Tweed has exemplified an unparalleled commitment to quality, customer service, and an education-based sales experience in each of its retail stores.

"We are proud to be working with a leading global company like Alimentation Couche-Tard to advise and assist in bringing a trusted cannabis brand to the people of London, Ontario. Our brand is synonymous with having informed staff who can help consumers find the right option for them, whether they are a new or an experienced consumer," says Mark Zekulin, President and Co-CEO of Canopy Growth.

STORE TO OPEN IN APRIL 2019

Located at 1025 Wellington Road in London, the licensed Tweed store is expected to open in April 2019 and will carry softgels, oils, and dried flower products along with a selection of accessories that will allow customers to choose their own preferred way to consume cannabis, safely and responsibly.

ABOUT ALIMENTATION COUCHE-TARD

Alimentation Couche-Tard is the leader in the Canadian convenience store industry. In the United States, it is the largest independent convenience store operator in terms of the number of company-operated stores. In Europe, Alimentation Couche-Tard is a leader in convenience store and road transportation fuel retail in the Scandinavian countries (Norway, Sweden and Denmark), in the Baltic countries (Estonia, Latvia and Lithuania), as well as in Ireland and also has an important presence in Poland.

As of October 14, 2018, Alimentation Couche-Tard's network comprised 9,943 convenience stores throughout North America, including 8,660 stores with road transportation fuel dispensing. Its North American network consists of 19 business units, including 15 in the United States covering 48 states and four in Canada covering all 10 provinces. Approximately 105,000 people are employed throughout its network and at its service offices in North America. In Saddition, through CrossAmerica Partners LP, Alimentation Couche-Tard supplies road transportation fuel under various brands to approximately 1,300 locations in the United States.

In Europe, Alimentation Couche-Tard operates a broad retail network across Scandinavia, Ireland, Poland, the Baltics and Russia through ten business units. As of October 14, 2018, Alimentation Couche-Tard's network comprised 2,718 stores, the majority of which offer road transportation fuel and convenience products while the others are unmanned automated fuel stations which only offer road transportation fuel. Alimentation Couche-Tard also offers other products, including stationary energy, marine fuel and aviation fuel. Including employees at branded franchise stores, approximately 25,000 people work in its retail network, terminals and service offices across Europe.

In addition, under licensing agreements, more than 2,000 stores are operated under the Circle K banner in 14 other countries and territories (Cambodia, China, Costa Rica, Egypt, Guam, Honduras, Hong Kong, Indonesia, Macau, Mexico, Mongolia, Saudi Arabia, the United Arab Emirates and Vietnam), which brings the worldwide total network to approximately 16,000 stores.

For more information on Alimentation Couche-Tard Inc. or to consult its quarterly Consolidated Financial Statements and Management Discussion and Analysis, please visit: http://corpo.couche-tard.com.

ABOUT CANOPY GROWTH CORPORATION

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and softgel capsule forms. Canopy Growth offers the world's only medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 13 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

FORWARD-LOOKING STATEMENTS

The statements set forth in this press release, which describes Alimentation Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "believe", "can", "shall", "intend", "expect", "estimate", "assume" and other related expressions are used to identify such statements. Alimentation Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated in or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Alimentation Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Alimentation Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future product format offerings. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018, and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Media Relations: Marie-Noëlle Cano, Senior Director, Global Communications, Tel: (450) 662-6632, ext. 6611, communications@couche-tard.com; Investor Relations: Mathieu Descheneaux, Vice-President Finance, Tel: (450) 662-6632, ext. 4407, investor.relations@couche-tard.com; Media relations: Caitlin O'Hara, Corporate Communications Manager, Tel: (613) 291-3239, Caitlin.Ohara@canopygrowth.com; Investor Relations: Tyler Burns, Investor Relations, Tel: (855) 558-9333 ext. 122, Tyler.Burns@canopygrowth.com; Director: Bruce Linton, CEO, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 22:45e 21-FEB-19